MAIL STOP 3561

August 16, 2005

Howard Balter, Chief Executive Officer
Ad. Venture Partners, Inc.
18 W. 18th Street, 11th Floor
New York, NY 10011

      Re:	Ad. Venture Partners, Inc.
   Amendment No. 3 to Registration Statement on
   Form S-1
   Filed August 8, 2005
   File No. 333-124141

Dear Mr. Balter,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal Stockholders, page 46

1. Please revise the disclosure discussing Messrs. Balter and Slasky`s ability to mitigate their risks to include the possibility that they may pledge their current shares as collateral to finance any open market warrant purchases. Please see exhibit 10.7.






Financial Statements

Statement of Stockholders` Equity, page F-5

2. We note the five-for-six reverse split of your shares of common stock that took place on August 5, 2005. Accordingly, please revise the statement of stockholder`s equity to properly reflect the split.

Part II

Exhibits

3. Please have counsel revise the legality opinion to indicate that it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

4. Because the units and warrants will be trading as a security, please have counsel revise the legality opinion to opine whether the units and warrants will be duly authorized, validly issued, fully paid and non-assessable.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director



Cc:  	Gian-Michele aMarca
	Fax #  (415) 951-3699


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Howard Balter, Chief Executive Officer
Ad.Venture Partners, Inc.
August 16, 2005
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